

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 1, 2018

Christian A. J. Baeza
Chief Financial Officer
Legacy Education Alliance, Inc.
1612 East Cape Coral Parkway
Cape Coral, Florida 33904

  Re: Legacy Education Alliance, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed March 31, 2017
     File No. 000-55790

Dear Mr. Baeza:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director
        AD Office 11 - Telecommunications